EXHIBIT 4.42

****CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

                                    AGREEMENT

This Foundry Agreement (the "Agreement") is entered into this 12 day of May, 2004 (the "Execution Date") among Siliconix incorporated, a Delaware, USA corporation having its principal place of business at 2201 Laurelwood Road, Santa Clara, CA 95054 USA ("Siliconix"), Siliconix Technology C.V., a Netherlands limited partnership, having an office at 25 Tampines Street 92, #02-00, Keppel Building, Singapore 528877 ("STCV"), and Tower Semiconductor Limited, an Israeli company, having its principal place of business at Ramat Gavriel Industrial Zone, PO Box 619, Midgal Haemek 23105, Israel ("Tower").

                                    RECITALS

     WHEREAS, Siliconix desires to license, on a non-exclusive basis, to Tower the know-how for certain of its manufacturing processes and have certain products it has designed manufactured by Tower solely for sale to STCV; and

     WHEREAS, upon the license of Siliconix's know-how, and subject to the other terms of this Agreement, Tower will have the capability of manufacturing STCV's products and has agreed to supply to STCV certain fabricated silicon wafers;

     THEREFORE, in consideration of the foregoing and covenants contained below, the parties agree as follows:

Section 1. Definitions

          1.1 "Acceptance Criteria" shall mean the specifications for the Products manufactured by Tower set forth in Exhibit 1.1 and to be performed by Tower.

          1.2 "Affiliate" means an entity Controlling, Controlled by, or under common Control with, a party. "Control" means owning more than 50% of the equity of the entity.

          1.3 "Defect" shall mean a failure to conform to the Acceptance
     Criteria.

          1.4 "Die Yield" shall mean the percent of die on a Wafer which do not have Defects.

          1.5 "Epi Wafer" shall mean 150mm silicon "P" Channel or "N" Channel substrate with the appropriate epitaxial layer. Epitaxy is a process of producing a thin layer of single crystal material upon the surface of a single crystal substrate.

          1.6 "Fab 1" shall mean Tower's six-inch wafer fabrication facility located at its corporate headquarters in Migdal Haemek, including the parcel of land as set forth on Exhibit 1.6, and all equipment and other assets used now or in the future for operation of the facility or production of Products and other products.


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****CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.


          1.7 "Fab Yield" shall mean the percent of Wafers used initially in the production process which result in containing, at the end of the production process, a Die Yield of at least ****.

          1.8 "Historical Yield" shall be Die Yield or Fab Yield, as applicable, based upon Siliconix historical data (by Product) of the latest six-months for the production of at least 1,000 wafers. Yield data for each Product shall be provided to Tower by Siliconix prior to the commencement of manufacturing and shall be updated on a quarterly basis during the term of this Agreement.

          1.9 "Product(s)" shall mean STCV's ****, which it requests Tower to manufacture, utilizing "Siliconix Process," at Fab 1 and provide in Wafer form with an average of **** photo mask steps.

          1.10 "Proprietary Information" shall mean information that the disclosing party considers to be proprietary and/or confidential, including but not limited to, trade secrets, discoveries, ideas, concepts, know-how, software, techniques, designs, specifications, drawings, diagrams, data, computer programs, business activities and operations, reports, studies, lists of customers, current and future business plans, financial information, other technical and business information, and Siliconix or STCV suppliers and vendors.

          1.11 "Qualification" shall mean the approval by Siliconix that Fab 1 is qualified to produce Products in accordance with the criteria set forth in Exhibit 1.1.

          1.12 "Ramp-Up Period" shall mean the period commencing at the start of manufacture of a particular Product at Siliconix, and ending when a steady state of Fab Yield and Die Yield has been established for such product, taking into account that the ramp-up period will in the typical case decrease for follow-on products with comparable characteristics.

          1.13 "Ramp-Up Yield" shall be the Historical Yield of Siliconix (by Product) during the Ramp-up Period.

          1.14 "Release to Production" shall mean a written notice by Siliconix to Tower that the Product is production worthy using the applicable Siliconix Process and Tower Process.

          1.15 "Secured Creditors" shall mean Bank Hapoalim B.M,. Bank Leumi Le-Israel B.M. and the Investment Center of the Israel Ministry of Industry and Trade and any other creditors of Tower, which receive a security interest or a pledge of, Fab 1 (or any assets thereof) in the future, other than by operation of law or with respect to the purchase of equipment or materials which has not been fully paid for by Tower.

          1.16 "Siliconix Process" shall mean Siliconix's proprietary **** processes, all derivatives thereof and recipes, manufacturing, fabrication, test techniques, design rules and simulation models, and all related improvements and technical information required, in conjunction with the Tower Process, to manufacture a Product.


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          1.17 "Tower Process" shall mean Tower's proprietary processes and recipes, manufacturing, fabrication, assembly and test techniques, design rules and simulation models, and all related improvements to Tower's Process used by Tower and required, in conjunction with the Siliconix Process, to manufacture a Product.

          1.18 "Wafer(s)" shall mean 150mm single crystal silicon wafers containing the Products.

Section 2. Technology License.

     The parties shall license each other, but the licensee may not sublicense to third parties, with all technical information that the other party reasonably requires to develop Products based upon the Siliconix Process and the Tower Process, as applicable including but not be limited to: (a) process flow outline; (b) process parameter specifications; (c) electric parameter specifications; (d) quality control monitor flow; (e) technical information relating to improvements, enhancements and modifications made by such party which reduce the cost and/or maintain the compatibility of the Siliconix Process between Tower and Siliconix; and (f) other information as shall be mutually agreed upon by both parties. Both parties shall allocate a team of experienced professionals, as necessary, for the performance of their responsibilities pursuant to the terms of the Agreement and assist the other party to achieve process compatibility and reasonable expertise with respect to the Siliconix Process. Such professionals shall be located at Fab 1 as agreed by the parties.

Section 3.  Wafer Capacity;  Manufacturing and Purchase Commitment.

          3.1 Manufacturing. Upon receipt of STCV's purchase orders, and following Siliconix's notices to Tower that Qualification and Release to Production have been met, Tower agrees to manufacture and sell Products, and STCV agrees to purchase such Products from Tower, subject to the Products passing the Acceptance Criteria, on the terms and conditions set forth herein. Siliconix will provide Tower with Epi Wafers free of charge and in quantities sufficient for Qualification and for Tower to meet the Monthly Minimum Wafer Purchase Requirement.

          Tower undertakes that it will not sell, transfer or provide the Products or Wafers, or any Proprietary Information included therein, to any entity other than STCV. This obligation shall survive any termination of this Agreement for any reason.

          3.2 Capacity and Purchase Commitment. Tower shall reserve for, allocate to, and manufacture for STCV during the Term (as defined below) the aggregate number of Wafers agreed between the parties (the "Full Agreement Amount"), and STCV hereby agrees to purchase the Full Agreement Amount at the prices set forth in Section 4, subject to STCV's right, set forth in Section 3.3, to reduce the number of Wafers purchased in any month, and further provided that the Products contained on the Wafers pass the Acceptance Criteria. Tower is to manufacture the Wafers, and STCV is to purchase the Wafers, according to the following timetable: during each of the one year periods set forth below Tower shall reserve for, allocate to, and manufacture for, STCV, and STCV shall purchase, the following number of Wafers (the "Monthly Minimum Wafer Purchase Requirement"), subject to STCV's right, set forth Section 3.3, to reduce the number of Wafers purchased in any month (provided that in any case STCV shall be obligated to purchase the Full Agreement Amount) and further provided that the Products contained on the Wafers pass the Acceptance Criteria: (a) **** Wafer outs during the initial twelve (12) month period following Release to Production, (b) **** Wafer outs per month during the twelve (12) month period thereafter, and (c) **** Wafer outs per month thereafter.


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****CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.


          3.3 At any time following the third anniversary of the Release to Production, STCV may reduce, on one or more occasions, the Monthly Minimum Wafer Purchase Requirement by providing Tower with ****advance written notice of such reduction (for clarity, the notice may be given by Siliconix ****. In such case, Tower shall only be required to reserve for and allocate the reduced Monthly Minimum Wafer Purchase Requirement to Siliconix (the "Monthly Reduced Level"), and further provided however, that Siliconix shall in any case be obligated to purchase the Full Agreement Amount. Tower shall use its best efforts to mitigate the effect of such reduction on Fab 1 manufacturing volume.

     Notwithstanding the foregoing, if Siliconix shall have reduced the Monthly Minimum Wafer Purchase Requirement to a Monthly Reduced Level, it shall be entitled to provide Tower with 90 days prior written notice of its desire to increase its level of purchase of Wafers from the Monthly Reduced Level (provided that such request shall not require Tower to produce more than **** wafer outs per month) (the "Monthly Increased Level Capacity"). Notwithstanding anything else in this Agreement (including statements that Siliconix is obligated to purchase the Full Agreement Amount), if Tower is unable or unwilling to provide such Monthly Increased Level Capacity at any time after the end of such 90 day period, Siliconix's obligation to purchase the Full Agreement Amount shall be reduced by the difference between the total Monthly Increased Level Capacity and the total number of wafer outs provided by Tower during the period which Tower is unable or unwilling to provide the Monthly Increased Level Capacity to STCV. To the extent the Full Agreement Amount was adjusted pursuant to this paragraph, Tower shall credit STCV with the Adjusted Prepayment Credit for each wafer delivered in the future such that the Prepayment shall be fully returned to STCV during the Term. The "Adjusted Prepayment Credit" shall be calculated as follows: the remainder of the Prepayment divided by a number equal to the Full Agreement Amount minus the sum of the total quantity of Wafers previously delivered and the cumulative quantity not reestablished.

Section 4. Prices, Payments and Taxes.

          4.1 PRICE. The price for Wafers is as agreed to between the parties (the "Per Wafer Price"); provided, however, that in the event the Monthly Minimum Wafer Purchase Requirement is reduced in accordance with the procedure set forth in Section 3.3, the price for Wafers shall thereafter be increased to cover Tower's costs relating to the decrease in the Monthly Minimum Wafer Purchase Requirement which, despite Tower's best efforts, cannot be reduced on a going forward basis as a result of such reduction. The determination of whether such costs, if any, can be reduced will be made on an objective basis by an independent third party agreeable to the parties. Such increased price shall be Tower's sole and exclusive damages for a reduction in the Monthly Minimum Wafer Purchase Requirement provided, however, that Siliconix shall still be obligated to purchase the Full Agreement Amount as may be reduced pursuant to the second paragraph of
     Section 3.3. Tower shall provide any documentation that STCV reasonably requests to support such increased costs and to demonstrate Tower's efforts to reduce costs as the result of the reduced demand.


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****CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

          4.2 EPI WAFERS. The Per Wafer Price takes into account the fact that Siliconix will consign the necessary Epi Wafers to Tower, free of charge. Should Tower's Fab Yield be less than **** of the Historical Yield (or the Ramp Up Yield during the Ramp-up Period), then STCV shall supply the additional Epi Wafers required at a price of **** per Epi Wafer. Should Tower's Fab Yield exceed the Historical Yield (or the Ramp Up Yield during the Ramp-up Period), then STCV shall grant Tower a credit in the amount of **** for each Epi Wafer not required. Unless otherwise agreed in writing, the price for Wafers shall be as stated in this Agreement for the Products involved.

          4.3 DIE YIELD. Die Yield shall be based upon Historical Yield or Tower Yield by product. For mature products, the Die Yield shall be determined based upon Tower's average Die Yield for the previous twelve (12) months (the "Tower Yield") or the Historical Yield, whichever is greater. For pricing purposes during the Ramp-Up Period no price adjustment will be made for Wafers with Die Yield above ****. During the Ramp-Up period, Wafers with Die Yield below **** may be shipped and invoiced to Siliconix but only with Siliconix prior approval. After the Ramp-Up Period, in the event the Die Yield is within a **** deviation of the higher of Historical Yield or the Tower Yield (the "Base Yield"), the Price Per Wafer will remain unchanged. For Products with an average Die Yield above or below the Base Yield plus or minus ****, the price will be adjusted proportionally to the variation. For pricing purposes Wafer pricing adjustments for Die Yield shall be determined on a regular basis but not less than twice per year. In the event the price is adjusted, a new calculation will be made as aforesaid, no more than 3 months later. Siliconix will not accept wafers with less than **** Die Yield.

          4.4 PREPAYMENT. STCV agrees to prepay Tower twenty million United States dollars (US$20,000,000) (the "Prepayment"). This amount, shall be due and payable within 30 days from the Execution Date or upon receipt of consents of the Secured Creditors required by Section 5.1 hereunder, which ever is later. STCV shall only be obligated to pay the Prepayment amount when it has received copies of all consents of the Secured Creditors. Subject to receipt of consent from the Secured Creditors, Tower shall maintain the Prepayment in a separate bank account (the "Prepayment Bank Account"), may only use the Prepayment to purchase Equipment and pay for other expenses in connection with Tower's performance of this Agreement and Tower shall pledge that bank account to STCV to secure Tower's obligations to purchase the Equipment hereunder. This pledge shall be registered in accordance with the documents attached hereto in Exhibit 4.4 and shall terminate when Fab 1 reaches capacity to produce for STCV **** Wafer starts per month and any remaining amounts will belong to Tower and shall not be subject to any restrictions. In consideration of the Prepayment, Tower shall credit Siliconix the amount agreed to between the parties (the "Prepayment Credit") towards the payment of each of the Wafers of the Full Agreement Amount.


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          4.5 PAYMENT TERMS. All payments shall be in United States dollars.
     Invoices shall be sent to STCV at the address shown above no earlier than delivery (Ex Works Fab 1 as set forth in Exhibit 8) of the Products. Payments are due in full within 30 days after the end of the month in which the invoice is issued. Payment does not constitute Wafer Acceptance. Invoices shall be sent to STCV for (i) payment for Products delivered and during the first 36 months of the Agreement, the difference between the applicable Monthly Minimum Wafer Requirement and the Products ordered by STCV for each month (as set forth in Exhibit 8), to the extent lower than the applicable Monthly Minimum Wafer Requirement, and (ii) if applicable, any additional amounts that STCV is required to pay Tower, inter alia, due to Tower's increased costs which Tower, despite its best efforts, cannot reduce, if STCV fails to purchase the greater of (a) the Monthly Minimum Wafer Purchase Requirement and (b) the number of Wafers which it has committed to for the following 3-month period pursuant to Section 2 of
     Exhibit 8. The above minimum quantities of Wafers to be purchased shall be reduced for any Products that fail to meet the Warranty, or during the period in which the defects are being investigated pursuant to Section 8 of
     Exhibit 8, and Tower was unable to supply adequate replacement Products that meet the Warranty.

          4.6 TAXES. Any tax burden (except on a party's taxable income and as set forth below) with respect to the sale of the Products shall be split equally between the parties. STCV undertakes that all Products will be shipped outside of Israel and, upon request, will deliver all necessary documentation in connection therewith to Tower. To the extent that any Products are not shipped outside of Israel, the prices set forth herein are non-inclusive of Israeli Value Added Tax, and any applicable Value Added Tax will be borne solely by STCV.

Section 5. Order and No-Sale of Equipment.

          5.1 EQUIPMENT ORDER. Upon receipt of the Prepayment and in order to reach the Fab 1 wafer fabrication capacity required to meet the Monthly Minimum Wafer Purchase Requirement as set forth in Section 3.2, Tower shall place purchase orders for the equipment (the "Equipment") set forth in
     Exhibit 5.1 attached hereto as soon as reasonably practicable, shall prepare Fab 1 to accept and connect the Equipment to utilities and install it appropriately, and shall diligently follow up with Equipment vendors to receive and install the Equipment so that it may produce the Products according to the timetable specified herein. The Equipment shall be pledged to STCV as a first lien in accordance with the documents attached hereto as
     Exhibit 4.4 to secure Tower's obligations under this Agreement, shall be marked accordingly, and the Secured Creditors shall consent that the pledge in the Equipment and Prepayment Bank Account is superior to their charges which they now have or may in the future have on the Equipment and Prepayment Bank Account. Under no circumstances may Tower provide a pledge on the Equipment or Prepayment Bank Account that is superior or equal to the pledge to STCV. This Agreement shall become effective and STCV's obligations shall only commence when it has received written consents to the pledge and the rights of first refusal set forth in Section 7 below from all of Tower's Secured Creditors. Tower agrees to use its best efforts to obtain the consents within 10 business days of the Execution Date.

          5.2 EQUIPMENT NO-SALE. During the term of the Agreement, Tower shall not sell or rent the Equipment without the prior written consent of STCV, which may be given or withheld in STCV's sole discretion. No sale of the Equipment shall relieve Tower of any of its obligations hereunder.

          5.3 MAINTENANCE. Tower agrees that it will maintain the Equipment in good working order, in accordance with manufacturer instructions.

          5.4 INSURANCE. Tower agrees that it will insure the Equipment for its full replacement value throughout the Term of the Agreement.


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Section 6. Term and Termination.

          6.1 TERM. This Agreement shall remain in full force and effect until the first to occur of (i) ten (10) years from Release to Production (the "Term") or (ii) STCV has received and paid for the Full Agreement Amount, unless earlier terminated in accordance with this Section 6. During the final year of the initial term of this Agreement, if not terminated previously and assuming no material breach by either party, the parties shall negotiate in good faith an agreement for the purchase of additional Wafers which shall be based on the principles set forth in this Agreement (the "Follow-On Agreement").

          6.2 TERMINATION FOR BREACH. If either party breaches any material term or condition of this Agreement and following receipt of written notice of the breach from the other party fails to cure such breach within thirty
     (30) days, or sixty (60) days in the event such breach reasonably requires more than (30) days to correct (specifically excluding any breach of an obligation to pay money), provided the breaching party begins substantial corrective action to remedy such breach and diligently pursues such action after receiving notice of the breach, in addition to any other remedy available to it by law, the other party shall have the right to terminate this Agreement, on a written notice, at any time after the end of such thirty (30) or sixty (60) day period, as applicable.

          6.3 TERMINATION FOR INSOLVENCY. If either party becomes the subject of a voluntary or involuntary petition in bankruptcy or of any proceeding relating to insolvency, receivership, liquidation, or assignment for the benefit of creditors, if that petition or proceeding is not dismissed with prejudice within thirty (30) days after filing, the other party may terminate this Agreement on thirty (30) days' written notice.

          6.4 TERMINATION FOR CONVENIENCE.

          6.4.1 Tower may in its sole and absolute discretion, at any time after the second anniversary of the Release to Production, give notice of termination of this Agreement for convenience (the "Termination Notice"). The termination date shall be twelve (12) months from the date of the Termination Notice (the "Termination Effective Date").

          6.4.2 If Tower terminates this Agreement for convenience, then concurrently with the Termination Notice described in sub-Section 6.4.1, Tower shall grant to Siliconix the right (which may be exercised by an Affiliate of Siliconix) to (a) sublease the land and attached buildings described on Exhibit 1.6 (collectively, the "LAND") for a period of up to 24 (twenty-four) years, but in any event only until October 29, 2032, at an annual rent, paid quarterly, which shall reflect the book value (according to the most recent balance sheet audited by the Sublessor's external auditors) and (b) purchase from Tower the assets of Fab 1 (described in
     Exhibit 6.4)) and all equipment and other assets used for the operation of Fab 1 or the production of Products (the Land and other assets set forth above shall be referred to herein as the "FAB 1 ASSETS") "as is", free and clear of all encumbrances, liabilities, contracts and obligations of any kind, for the then-current book value (excluding the Equipment, which is transferred to Siliconix automatically pursuant to Section 6.6). Siliconix shall have ninety (90) days from the date of the grant of the right to elect to purchase and sub-lease the Fab 1 Assets. In the event that Siliconix elects to exercise such right, Tower shall use its best efforts to obtain all necessary consents and approvals for the purchase and sub-lease of the Fab 1 Assets within 30 days from Siliconix's election to purchase and sub-lease the Fab 1 Assets, and such transaction will be consummated during the thirty (30) days immediately following the Termination Effective Date. Tower agrees to use its best efforts to obtain the consents of the Secured Creditors to this provision within 10 business days of the Execution Date, and the parties understand that Siliconix has no obligations under this Agreement until such consents are obtained. Tower may not grant future security interests in the Fab 1 Assets until Tower delivers to Siliconix the written consent of such future Secured Creditor to the provisions of this Section. Any sale, transfer, lease or other disposition of the Fab 1 Assets will be subject to Siliconix's rights therein. The provision is in addition to any rights of first refusal which Siliconix holds under Section 7 hereof.


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          6.5 PLEDGE OF EQUIPMENT AND PREPAYMENT BANK ACCOUNT. Tower hereby represents and warrants to Siliconix and STCV that the Secured Creditors are its only secured creditors for Fab 1. In order to secure Tower's compliance with the terms of this Agreement, Tower hereby grants to STCV a specific lien security interest in all of the Equipment and the Prepayment Bank Account. The consents of the Secured Creditors will be attached hereto. The security interest in the Prepayment Bank Account will terminate pursuant to Section 4.4. Tower agrees to record the pledge on the Equipment and to send Siliconix and STCV a copy of the registration thereof at the Companies Registrar within 14 days of the first date which by law a pledge on the Equipment and Prepayment Bank Account may be registered. STCV may exercise its security interest in the event of its termination of this Agreement in accordance with the terms of Sections 6.2 or 6.3, and shall have priority over any other creditor, including without limitation the Secured Creditors. Upon the execution hereof, Tower shall provide an opinion of its Israeli counsel to this effect. For the purposes of clarity, Siliconix and STCV are aware that Tower has granted to Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. a first ranking floating charge and has granted the State of Israel a second ranking floating charge, inter alia, over the Equipment, as well as over the proceeds of any sale, realization or any other disposition of the Equipment, and Tower represents that such Secured Creditors are or will be, promptly following the Execution Date, fully aware of this Agreement and its terms. Tower may not grant future security interests in the Equipment until Tower delivers to Siliconix and STCV the written consent of such future Secured Creditor to the provisions of this Section.

          6.6 RETURN OF INFORMATION AND EQUIPMENT.

          6.6.1 Upon expiration or termination of this Agreement for any reason,
     (i) Tower shall immediately return all copies of Siliconix's Proprietary Information, as certified by Tower's Fab 1 management member.

          6.6.2 Tower will transfer ownership of the Equipment to Siliconix, in the event:

               (a) Siliconix has purchased the Full Agreement Amount as such amount may be reduced pursuant to the second paragraph of Section 3.3., and, notwithstanding their good faith efforts to do so, the parties are not able to successfully negotiate the Follow-On Agreement;

               (b) Tower terminates the Agreement for convenience under Section 6.4;

               (c) Siliconix terminates the Agreement due to Tower's breach pursuant to Section 6.2; or


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****CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.


               (d) Siliconix terminates the Agreement under Section 6.3.

          6.6.3 Tower shall assist STCV in the de-installation and removal of the Equipment from Fab 1. STCV shall bear the costs of the de-installation and removal of the Equipment from Fab 1 upon expiration of this Agreement. If Tower terminates prematurely for breach by STCV, STCV shall be responsible for cost of de-installation and removal of equipment. Tower shall bear the costs of the de-installation and removal of the Equipment from Fab 1 if Tower terminates this Agreement prematurely for convenience or if Siliconix or STCV terminates prematurely for Tower's breach or insolvency.

          6.7 EFFECT OF TERMINATION. All amounts due under this Agreement prior to its termination or expiration shall be due, payable and paid in accordance with the terms and conditions of this Agreement, notwithstanding any termination or expiration of this Agreement. In addition, in the event that Siliconix or STCV terminates this Agreement, Siliconix shall also be required to pay for any Products ordered by STCV for which Tower has commenced production in accordance with an accepted purchase order prior to the termination of the Agreement, provided that Tower timely delivers such Products to STCV. In the event that Tower terminates this Agreement, then in addition to and without waiving any other remedy, Tower shall be entitled to payment in full upon timely delivery of all completed Products manufactured on behalf of STCV pursuant to its purchase orders.

          6.8 SURVIVAL OF PROVISIONS. The rights and obligations of the parties pursuant to Sections 4 (Prices, Payments and Taxes), 6.4 (Termination for Convenience), 6.5 (Pledge of Equipment and Prepayment Bank Account), 6.6 (Return of Equipment), 6.7 (Effect of Termination), 7 (Fab 1 Right of First Refusal), and 8 (Additional Terms and Conditions) of this Agreement and Sections 7 (Proprietary Information), 8 (Warranty), 9 (Limitation of Liability), 10.1 (Governing Law and Venue), and 10.8 (No Solicitation) of
     Exhibit 8 shall survive the termination of this Agreement.

Section 7. Fab 1 Right of First Refusal.

     Subject to Section 5.2, in the event that Tower receives a bona fide proposal with respect to a sale, lease, sublease, transfer or other disposition of all or any of the assets (including without limitation the land or the rights therein, facility or equipment used for operation of the facility or production of products or portions thereof) of Fab 1 (a "Sale"), Tower will notify Siliconix of the fact that such proposal has been received, which notice shall be delivered to Siliconix within three days and will include a copy of the terms of the proposed Sale (the "Proposed Sale Notice"). Siliconix, or an Affiliate of Siliconix, will have a right of first refusal to execute the Sale on the same terms and conditions as contained in the Proposed Sale Notice (less amounts for the Equipment) and will have a period of the greater of (a) **** days following the date the Proposed Sale Notice was sent to Siliconix and (b) **** after the production by Tower of all documents reasonably requested under Siliconix's due diligence request in respect of said transaction, if said request is given by Siliconix to Tower within five (5) business days after receipt by Siliconix of the Proposed Sale Notice (such period to be referred to as the "Exercise Period"), to notify Tower that it elects to exercise the right of first refusal (the "Exercise Notice"). During the Exercise Period, Tower must provide Siliconix full access to all of its documents, facilities and personnel as requested, subject to standard confidentiality undertakings and during normal local business hours. Tower agrees not to enter into a binding agreement, or to have any discussions with any third party other than the party that made the proposal, during the Exercise Period. In the event Siliconix or an Affiliate provides Tower with an Exercise Notice during the Exercise Period, Tower will use its best effort to consummate the Sale in accordance with the terms of the Proposed Sale Notice (less amounts for the Equipment) within **** days from the date of the Exercise Notice, subject only to further governmental approvals and permits, which approvals and permits the parties shall use their good faith efforts to obtain. Tower shall give Siliconix its full cooperation in the due diligence process and in such other matters in respect of the Sale in order to allow Siliconix the full benefit of its First Refusal Right hereunder. In the event Siliconix does not provide Tower with an Exercise Notice during the Exercise Period, then Tower will thereafter be free to enter into a definitive agreement with the potential buyer at its sole discretion on the terms and conditions specified in the Proposed Sale Notice (the "Alternative Sale"), subject to any changes which are less advantageous to the third party. If the buyer is a bona fide competitor of Siliconix then in such event Siliconix may give notice of termination of this Agreement in its sole discretion without recourse or penalty on a date specified, no less than 30 days from the date of notice to Tower. Should no Alternative Sale be consummated within **** days after the end of the Exercise Period, the first refusal right under this Section shall be reinstated and the terms of this Section shall commence as if no Proposed Sale Notice shall have been given.


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
****CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.


No change of ownership in Fab 1 shall be deemed to excuse Tower and its successor in interest to Fab 1 from supplying Wafers to STCV pursuant hereto and otherwise complying with the terms and conditions hereof.

Tower agrees that it will obtain and attach hereto, within **** days hereof, the consent of all current Secured Creditors in the form attached hereto as Exhibit 7 to honor the above right of first refusal in the event of any bankruptcy, insolvency, receivership or any other realization of their security interest and that it may not grant any future security interests unless it obtains the consent of such future potential secured creditors. The parties agree to make this right of first refusal known, as shall be reasonably requested by Siliconix.

Section 8. Additional Terms and Conditions.

     Additional terms and conditions of this Agreement shall be as set forth in
Exhibit 8 and the other Exhibits attached hereto.


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


Section 9. Guaranty.

     Siliconix hereby unconditionally and irrevocably guarantees STCV's performance of its obligations under this Agreement and any other agreement between Tower and STCV, in strict accordance with their respective terms.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed in duplicate on their behalf by their duly authorized officers and representatives on the date given above.

Tower Semiconductor Ltd.        Siliconix incorporated

By: ____________________        By: _____________________
Title: ___________________      Title: ___________________,
                                subject to approval by Siliconix incorporated
                                Board of Directors

Siliconix Technology C.V.

By: Siliconix Semiconductor, Inc.,
         General Partner
       By: __________________________
       Title: ________________________



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